

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Mr. Dominick Colangelo
President and Chief Executive Officer
Aastrom Biosciences, Inc.
24 Frank Lloyd Wright Drive, Lobby K
Ann Arbor, Michigan 48105

> **Re:** **Aastrom Biosciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 26, 2013**
> **File No. 001-35280**

Dear Mr. Colangelo:

We have completed our review of your filing on September 9, 2013. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director